FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                                03 February, 2006


                               BRITISH AIRWAYS Plc
                               (Registrant's Name)


                                 Waterside HBA3,
                                   PO Box 365
                              Harmondsworth UB7 0GB
                                 United Kingdom


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1)

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                                    CONTENTS

1. Chairmans Statement




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                             BRITISH AIRWAYS Plc


                                             By:   /s/_________________________
                                                   Name: Alan Buchanan
                                                   Title:Company Secretary
                                                   Date  3rd February 2006



                                INDEX TO EXHIBITS



Exhibit No.                 Description


1.                          Chairmans Statement



THIRD QUARTER RESULTS 2005-2006 (unaudited)

OPERATING AND FINANCIAL STATISTICS (unaudited)
                                               Three months ended                      Nine months ended
                                                      December 31      Better/               December 31      Better/
                                                2005         2004      (Worse)        2005          2004      (Worse)
Revenue                             GBPm       2,129        1,957         8.8%       6,393         5,897         8.4%

Operating profit                    GBPm         175          136        28.7%         612           510        20.0%

Profit before tax                   GBPm         164          151         8.6%         529           519         1.9%

Profit after tax                    GBPm         123          118         4.2%         384           386       (0.5)%

Net assets                          GBPm       1,953        1,387        40.8%       1,953         1,387        40.8%

Basic earnings per share              p         10.3         10.7       (3.7)%        33.4          35.1       (4.8)%


                                               Three months ended                      Nine months ended
                                                      December 31      Better/               December 31      Better/
                                                2005         2004      (Worse)        2005          2004      (Worse)

TOTAL GROUP OPERATIONS

TRAFFIC AND CAPACITY
RPK (m)                                       27,499       25,999         5.8%      85,079        81,831         4.0%
ASK (m)                                       37,119       35,723         3.9%     111,277       108,512         2.5%
Passenger load factor (%)                       74.1         72.8       1.3pts        76.5          75.4       1.1pts
CTK (m)                                        1,325        1,321         0.3%       3,693         3,740       (1.3)%
RTK (m)                                        4,076        3,921         4.0%      12,187        11,910         2.3%
ATK (m)                                        5,815        5,607         3.7%      17,384        16,968         2.5%
Overall load factor (%)                         70.1         69.9       0.2pts        70.1          70.2     (0.1)pts
Passengers carried (000)                       8,530        8,428         1.2%      27,474        27,538       (0.2)%
Tonnes of cargo carried (000)                    211          232       (9.1)%         593           661      (10.3)%

FINANCIAL

Operating margin (%)                             8.2          6.9       1.3pts         9.6           8.6       1.0pts
Passenger revenue per RPK (p)                   6.11         6.20       (1.5)%        6.07          6.04         0.5%
Passenger revenue per ASK (p)                   4.53         4.52         0.2%        4.64          4.56         1.8%
Cargo revenue per CTK (p)                      10.19        10.14         0.5%       10.13          9.89         2.4%
Total traffic revenue per RTK (p)              44.53        44.55       (0.0)%       45.43         44.61         1.8%
Total traffic revenue per ATK (p)              31.21        31.16         0.2%       31.85         31.31         1.7%
Net operating expenditure
per RTK (p)                                    40.24        41.09         2.1%       40.40         40.33       (0.2)%
Net operating expenditure
per ATK (p)                                    28.20        28.73         1.8%       28.32         28.31       (0.0)%
Average fuel price before hedging
(US cents/US gallon)                          200.47       156.57      (28.0)%      187.73        134.08      (40.0)%

TOTAL AIRLINE OPERATIONS (Note 1)

OPERATIONS

Average Manpower Equivalent (MPE)             45,624       45,888         0.6%      45,949        46,116         0.4%
ATKs per MPE (000)                             127.5        122.2         4.3%       378.3         367.9         2.8%
Aircraft in service at
period end                                       289          293          (4)         289           293          (4)


Note 1: Excludes non airline activity companies, principally, Airmiles Travel Promotions Ltd, BA Holidays Ltd, BA Travel Shops Ltd, Speedbird Insurance Company Ltd and The London Eye Company Ltd.





CHAIRMAN'S STATEMENT


Group Performance

Group profit before tax for the three months to December 31 was GBP164 million; this compares with a profit of GBP151 million last year.

Operating profit - - at GBP175 million - - was GBP39 million better than last year. The operating margin of 8.2% was 1.3 points higher than last year. The improvement in operating profit primarily reflects improvements in revenue, partially offset by increased fuel costs (up 28% in the quarter).

Group profit before tax for the nine months to December 31 was GBP529 million, GBP10 million better than last year; operating profit - - at GBP612 million - - was up GBP102 million on the same period a year ago. The improvement in operating profit primarily reflects improvements in turnover, including fuel surcharges, partially offset by higher costs, mainly fuel.

Cash inflow from operating activities was GBP809 million for the nine months, with the closing cash, cash equivalents and short-term deposits at GBP2,109 million representing a GBP427 million increase versus March 31, 2005. Net debt fell by GBP744 million from March 31, 2005 to GBP2,178 million.



Turnover

For the three month period, Group turnover - - at GBP2,129 million - - was up 8.8% on a flying programme 3.7% larger in ATKs. The improvement in ATKs includes a 2 point increase due to temporary reductions in the flying programme in Quarter 3 last year. Passenger yields were down 1.5% per RPK; seat factor was up
1.3 points at 74.1% on capacity 3.9% higher in ASKs.

For the nine month period, turnover improved by 8.4% to GBP6,393 million on a flying programme 2.5% larger in ATKs. Passenger yields were up 0.5% per RPK with seat factor up 1.1 points at 76.5% on capacity 2.5% higher in ASKs.

Cargo volumes for the quarter (CTKs) were up 0.3% compared with last year, with yields (revenue/CTK) up 0.5%. For the nine month period, cargo volumes were down 1.3%, with yields up 2.4%.

Overall load factor for the quarter was up 0.2 points at 70.1%, and for the nine months down 0.1 points at 70.1%.



Costs

For the quarter, unit costs (pence/ATK) reduced by 1.8% on the same period last year as a result of a net cost increase of 1.8% on capacity 3.7% higher in ATKs.

Operating expenditure in the quarter increased by 7.3%. Fuel costs increased by 28.2% due to the increase in fuel price net of hedging, a larger flying programme and a stronger US dollar. Employee costs increased by 8.3% as wage awards and increased pension service costs were only partially offset by manpower reductions. In addition, a GBP10 million restructuring provision was included in the quarter to support the first phase of the management restructuring programme announced in December 2005. Selling costs were up 7.8% due to additional promotional spend as a result of the expansion of flights to India, the timing of marketing campaigns this year versus last year and an adverse exchange impact. Engineering spend was up 20.4% in the quarter primarily driven by the non-recurrence of one-off recoveries last year, additional maintenance costs due to the timing of minor overhauls versus last year and an adverse exchange impact.

For the nine months, unit costs (pence/ATK) were unchanged versus last year. This reflects a net cost increase of 2.5% on capacity 2.5% higher in ATKs.



Non Operating Items

Interest expense for the quarter reduced by GBP7 million from last year to GBP51 million reflecting the impact of lower debt. Interest income at GBP24 million was GBP9 million higher than last year, reflecting higher cash balances. The retranslation of currency borrowings generated a charge of GBP3 million, compared with a credit of GBP59 million last year. The movement results from changes in accounting treatment following the adoption of IAS39 whereby unhedged currency borrowings are now hedged against future cash flows. The share of profits in associates at GBP25 million was GBP24 million higher than last year due to our share of Iberia's profit on its disposal of its investment in Amadeus.

For the nine month period, interest expense was GBP164 million, GBP28 million lower than last year due to the impact of lower debt levels. The retranslation of currency borrowings generated a charge of GBP13 million, compared with a credit of GBP70 million last year. This is due to the changes in accounting treatment as above. Profit on sale of fixed assets and investments was GBP82 million lower than last year, reflecting the non-recurrence of the GBP86 million profit on disposal of our investment in Qantas last year. The share of profits in associates includes our share of Iberia's profit on its disposal of its investment in Amadeus.



Earnings Per Share

The earnings attributable to shareholders for the three months was equivalent to
10.3 pence per share, compared with last year's earnings per share of 10.7 pence.

For the nine month period, the profit attributable to shareholders was GBP371 million, equivalent to 33.4 pence per share, compared with earnings of 35.1 pence per share last year.



Net Debt / Total Capital Ratio

Borrowings, net of cash and short term loans and deposits, were GBP2,178 million at December 31, down GBP744 million since the start of the year, partly due to the conversion of the GBP112 million of bonds from debt to equity. The net debt/total capital ratio reduced by 15.0 points from March 31 to 52.7%. The net debt/total capital ratio including operating leases was down 12.5 points from March 31 to 59.9%.



Cash Flow

During the nine months we generated a positive cash flow from operating activities of GBP809 million, GBP126 million higher than last year. Including current interest bearing deposits, the cash position at December 31, 2005 was GBP2,109 million, an increase of GBP427 million compared with March 31, 2005.



Aircraft Fleet

Compared to September 30, 2005, the Group fleet in service increased by 1 aircraft to 289.



Subsidiaries

In a major drive to improve profitability we are re-launching our regional subsidiary, British Airways CitiExpress, under the new name of BA Connect. BA Connect will bring significant benefits to regional air travellers by offering more choice, greater business traveller benefits and even lower fares with prices reduced by up to 40%.




Pensions

Tackling our pension deficit continues to be a key driver in making our cost base competitive for the future. We have come to the end of a staff awareness programme on the implications of the significant deficit and we are reviewing the feedback before starting consultations with the trades unions and trustees by the end of March.



Outlook

Some yield improvement is still expected for this financial year. Consequently, revenue is now expected to grow by more than 8%.

Despite the improved revenue outlook, market conditions remain broadly unchanged as significant promotional activity is required to maintain seat factors.

Underlying costs excluding fuel are now expected to be some 1% higher than the guidance we gave at the beginning of the year, which was flat.

Fuel costs continue to be a challenge for the industry, but our guidance is unchanged with total fuel costs expected to be up by GBP525 million this year.

Our focus remains on preparing for the move to Terminal 5 in 2008, investing in products for our customers and continuing to drive simplification to deliver a competitive cost base.

Certain information included in these statements is forward-looking and involves risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements.

Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company's plans and objectives for future operations, including, without limitation, discussions of the Company's Business Plan programs, expected future revenues, financing plans and expected expenditures and divestments. All forward-looking statements in this report are based upon information known to the Company on the date of this report. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemize all of the many factors and specific events that could cause the Company's forward looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy. Information on some factors which could result in material difference to the results is available in the Company's SEC filings, including, without limitation the Company's Report on Form 20-F for the year ended March 2005.




CONSOLIDATED INCOME STATEMENT (unaudited)


                                               Three months ended                      Nine months ended
                                                      December 31      Better/               December 31      Better/
                                           2005 GBPm    2004 GBPm      (Worse)   2005 GBPm     2004 GBPm      (Worse)
Traffic Revenue
Passenger                                      1,680        1,613         4.2%       5,162         4,943         4.4%
Cargo                                            135          134         0.7%         374           370         1.1%
                                               1,815        1,747         3.9%       5,536         5,313         4.2%
Other revenue                                    314          210        49.5%         857           584        46.7%
TOTAL REVENUE                                  2,129        1,957         8.8%       6,393         5,897         8.4%
Employee costs                                   576          532       (8.3)%       1,714         1,623       (5.6)%
Depreciation and amortisation                    184          183       (0.5)%         533           542         1.7%
Aircraft operating lease costs                    26           28         7.1%          82            81       (1.2)%
Fuel and oil costs                               423          330      (28.2)%       1,188           859      (38.3)%
Engineering and other aircraft costs             118           98      (20.4)%         353           309      (14.2)%

Landing fees and en route charges                139          140         0.7%         426           426

Handling charges, catering and
other operating costs                            247          231       (6.9)%         729           701       (4.0)%
Selling costs                                    110          102       (7.8)%         324           375        13.6%
Currency differences                            (12)           28           nm        (15)            16           nm
Accommodation, ground equipment
and IT costs                                     143          149         4.0%         447           455         1.8%

TOTAL EXPENDITURE FROM OPERATIONS              1,954        1,821       (7.3)%       5,781         5,387       (7.3)%

OPERATING PROFIT                                 175          136        28.7%         612           510        20.0%

Fuel derivative (losses)/gains*                  (4)                        nm           9                         nm
Interest expense                                (51)         (58)        12.1%       (164)         (192)        14.6%
Interest income                                   24           15        60.0%          67            55        21.8%
Other financing income                                          8           nm                         8           nm
Financing income and expense
relating to pensions                             (4)         (11)        63.6%        (12)          (33)        63.6%
Retranslation (charges)/credits
on currency borrowings                           (3)           59           nm        (13)            70           nm
Profit on sale of fixed
assets and investments                             2            1       100.0%                        82           nm
Share of profits in associates                    25            1           nm          28            18        55.6%

Income relating to fixed asset
investments                                                                 nm           2             1       100.0%

PROFIT BEFORE TAX                                164          151         8.6%         529           519         1.9%

Tax                                             (41)         (33)      (24.2)%       (145)         (133)       (9.0)%
PROFIT AFTER TAX                                 123          118         4.2%         384           386       (0.5)%

Attributable to:
Equity holders of the parent                     117          115                      371           376
Minority interest                                  6            3                       13            10
                                                 123          118         4.2%         384           386       (0.5)%

Earnings per share:
Basic                                           10.3         10.7       (3.7)%        33.4          35.1       (4.8)%
Fully diluted                                   10.3         10.4       (1.0)%        32.8          34.1       (3.8)%


nm: Not meaningful

* Fuel derivative gains and losses reflect the ineffective portion of unrealised gains and losses on fuel derivative hedges required to be recognised through the income statement under IAS 39.



CONSOLIDATED BALANCE SHEET (unaudited)

                                                                               December 31   December 31     March 31
                                                                                 2005 GBPm     2004 GBPm    2005 GBPm
NON-CURRENT ASSETS
Property, plant and equipment
Fleet                                                                                6,703         7,056        6,944
Property                                                                               949         1,021        1,000
Equipment                                                                              366           414          385
                                                                                     8,018         8,491        8,329

Goodwill                                                                                72            72           72
Landing rights                                                                         117           104          122
Other intangible assets                                                                 48            47           60
Investments in associates                                                              130           122          126
Long term investments                                                                   29            30           30

Available-for-sale financial assets                                                      4
Employee benefit assets                                                                138           125          137
Other financial assets                                                                 105            44           38

TOTAL NON-CURRENT ASSETS                                                             8,661         9,035        8,914

NON-CURRENT ASSETS HELD FOR SALE                                                         1             4            5

CURRENT ASSETS AND RECEIVABLES
Expendable spares and other inventories                                                 98            95           84
Trade receivables                                                                      589           586          685
Other current assets                                                                   480           312          301
Other current interest bearing deposits                                              1,164         1,408        1,134
Cash and cash equivalents                                                              945           406          548
                                                                                     2,109         1,814        1,682

TOTAL CURRENT ASSETS AND RECEIVABLES                                                 3,276         2,807        2,752

TOTAL ASSETS                                                                        11,938        11,846       11,671

SHAREHOLDERS' EQUITY AND LIABILITIES
SHAREHOLDERS' EQUITY
Issued share capital                                                                   283           271          271
Treasury shares                                                                        (2)          (27)         (26)
Other reserves                                                                       1,459           932          940

TOTAL SHAREHOLDERS' EQUITY                                                           1,740         1,176        1,185

MINORITY INTEREST                                                                      213
TOTAL EQUITY                                                                         1,953

Equity minority interest                                                                              11           12
Non-equity minority interest                                                                         200          200
MINORITY INTERESTS                                                                                   211          212

PROVISIONS
Employee benefit obligations                                                         1,808         1,828        1,820
Provisions for deferred tax                                                            912           845          816
Other provisions                                                                        39            35           34
TOTAL PROVISIONS                                                                     2,759         2,708        2,670

NON-CURRENT LIABILITIES
Interest bearing long-term borrowings                                                3,794         4,405        4,045
Other long term liabilities                                                            364           307          306
TOTAL LONG-TERM LIABILITIES                                                          4,158         4,712        4,351

CURRENT LIABILITIES
Current portion of long-term borrowings                                                493           491          447
Convertible long-term borrowings                                                                     112          112
Trade and other payables                                                             2,498         2,409        2,658
Current tax payable                                                                     77            27           36
TOTAL CURRENT LIABILITIES                                                            3,068         3,039        3,253

TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES                                          11,938        11,846       11,671




CONSOLIDATED CASHFLOW STATEMENT (unaudited)

                                                                                     Nine months ended
                                                                                           December 31      Better/
                                                                               2005 GBPm     2004 GBPm      (Worse)

CASHFLOWS FROM OPERATING ACTIVITIES
Operating profit                                                                     612           510          102
Depreciation and amortisation                                                        533           542          (9)
Operating cashflow before working capital changes                                  1,145         1,052           93
Decrease in inventories and other receivables                                         52            15           37
Decrease in trade and other payables and provisions                                (208)         (210)            2
Other non-cash movements                                                               9             6            3

Cash generated from operations                                                       998           863          135
Interest paid                                                                      (149)         (181)           32
Taxation                                                                            (40)             1         (41)

NET CASHFLOW FROM OPERATING ACTIVITIES                                               809           683          126

CASHFLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment                                          (184)         (312)          128
Purchase of intangible assets                                                        (3)          (13)           10
Purchase of interest in associated undertakings                                      (5)                        (5)
Proceeds from sale of associated undertaking                                                       427        (427)
Proceeds from sale of trade investment                                                 1                          1
Proceeds from sale of property, plant and equipment                                    9            56         (47)
Costs of disposal of subsidiary undertakings                                         (6)          (11)            5
Interest received                                                                     55            54            1
Dividends received                                                                    22            20            2
Increase in interest bearing deposits                                               (29)         (770)          741

NET CASHFLOW FROM INVESTING ACTIVITIES                                             (140)         (549)          409

CASHFLOWS FROM FINANCING ACTIVITIES
Proceeds from long term borrowings                                                                  47         (47)
Repayment of borrowings                                                             (40)         (104)           64
Payment of finance lease liabilities                                               (241)         (688)          447
Exercise of share options                                                             18             4           14
Distributions made to holders of perpetual securities                               (10)           (6)          (4)

NET CASH USED IN FINANCING ACTIVITIES                                              (273)         (747)          474

Net increase/(decrease) in cash and cash equivalents                                 396         (613)        1,009
Net foreign exchange difference                                                        1           (8)            9
Cash and cash equivalents at March 31                                                548         1,027        (479)

CASH AND CASH EQUIVALENTS AT DECEMBER 31                                             945           406          539


These summary financial statements were approved by the Directors on February 2, 2006.





NOTES TO THE ACCOUNTS (unaudited)

For the period ended December 31, 2005



1  BASIS OF PREPARATION

These summary financial statements have been prepared in accordance with the recognition and measurement criteria of International Financial Reporting Standards (IFRS)* issued by the International Accounting Standards Board (IASB) and with those of the Standing Interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) of the IASB with the exception of the disclosure requirements of IAS 34 - 'Interim Reporting'.

The accounting policies and basis of preparation differ from those set out in the Report and Accounts for the year ended March 31, 2005 which were prepared in accordance with United Kingdom accounting standards and the Companies Act 1985 (UK GAAP).

A summary of the significant accounting policies used in the preparation of these financial statements under IFRS and a summary of the impact of the change from UK GAAP to IFRS on comparative periods as required by IFRS 1 - 'First-time adoption of International Financial Reporting Standards' were included in the group's 'Release of financial information for 2004/05 under International Financial Reporting Standards' published on July 4, 2005. The release included the quarterly results for quarters ended June 30, 2004, September 30, 2004, December 31, 2004 and March 31, 2005 restated under the recognition and measurement rules of IFRS and a summary of the significant differences to UK GAAP. The release also included restated balance sheets at those dates in addition to the restated balance sheet at April 1, 2004, the group's transition date to IFRS.

As permitted under IFRS 1, the group elected to apply the requirements of IAS 32
- 'Financial Instruments - Disclosure and Presentation' and IAS 39 - 'Financial Instruments - Recognition and Measurement' from April 1, 2005. As a consequence certain assets and liabilities are required to be recognised and measured at fair value. As a result of the application of IAS 39 the opening net assets of the group increased by GBP183 million at April 1, 2005. The increase represents the fair value of financial instruments and available for sale financial assets (GBP193 million, net of deferred tax), partially offset by the impact of the group's share of the opening reserves adjustments of associated undertakings (GBP10 million). The adoption of IAS 32 had no impact on the reserves or net assets of the group except for minor presentational differences. The GBP200 million Euro Perpetual Preferred securities, issued by British Airways Finance (Jersey) L.P. in 1999, (in which the general partner is British Airways Holdings Limited, a wholly owned subsidiary of British Airways Plc) have been classified as Minority Interest. In previous quarters this has been shown within other reserves.

Under IAS 39, financial instruments are recorded initially at fair value. Subsequent measurement of those instruments at the balance sheet date reflects the designation of the financial instrument.

Listed investments (other than interests in associates) are designated as available-for-sale assets and are recorded at fair value. Any change in the fair value is reported in reserves until the investment is sold when the cumulative reserves movement is recognised in income.

Any provisions for impairment of the carrying value are reflected in income when they arise.

Exchange gains and losses on monetary items are taken to income unless the item has been designated as a hedging instrument. Exchange gains and losses on non-monetary investments are reflected in reserves until the investment is sold when the balance is recognised in income.

Derivative financial instruments, comprising interest rate swap agreements, foreign exchange derivatives and fuel hedging derivatives (including options, swaps and collars) are measured at fair value on the group balance sheet. Changes in the fair value are reported through operating income or financing according to the nature of the derivative financial instrument unless the derivative financial instrument has been designated as a hedge of a highly probable expected future cashflow. Gains and losses on forward exchange contracts to hedge capital expenditure commitments are recognised as part of the total sterling carrying cost of the relevant tangible asset as the contracts mature or are closed out. Gains and losses on derivative financial instruments designated as hedging instruments that are expected to be highly effective at inception and were highly effective for the period are taken to reserves and reflected in the income statement when the cashflow either occurs or ceases to be highly probable.

Certain loan repayment instalments denominated in US dollars and Japanese yen are designated as hedges of highly probable future foreign currency revenues. Exchange differences arising from the translation of these loan repayment instalments are taken to reserves until the future revenue occurs when the cumulative exchange difference is recognised in income.

The hedging relationships are tested for effectiveness in accordance with IAS 39
- 'Financial Instruments'.

Long term borrowings, finance leases and hire purchase agreements are recorded at amortised cost. Certain leases contain interest rate swaps that are closely related to the underlying financing and, as such, are not accounted for as an embedded derivative. The carrying value of the interest rate swap is reflected within the carrying value of the long-term borrowing.

The financial information presented has been prepared on the basis of those Standards and Interpretations of the International Financial Reporting Interpretations Committee (IFRIC).





NOTES TO THE ACCOUNTS (unaudited) (Continued)

For the period ended December 31, 2005



BASIS OF PREPARATION (continued)

and Standard Interpretations Committee (SIC) that are expected to be applicable to 2005/06 financial reporting. These are subject to ongoing review and endorsement by the European Commission, whilst the application of the Standards continues to be subject to interpretation by IFRIC as well as emerging industry consensus. As a consequence, further adjustments to the accounting policies and treatments may need to be made in the first complete set of IFRS financial statements for 2005/06 for the year ending March 31, 2006.

These financial statements have been prepared on a historical cost convention except for certain financial assets and liabilities, including derivative financial instruments and available-for-sale financial assets, that are measured at fair value. The carrying value of recognised assets and liabilities that are hedged are adjusted to record changes in the fair values attributable to the risks that are being hedged.


- For the purposes of these statements IFRS also include International Accounting Standards (IAS).



2  FINANCE COSTS / INCOME
                                                                      Three months ended          Nine months ended
                                                                             December 31                December 31
                                                                  2005 GBPm    2004 GBPm     2005 GBPm    2004 GBPm
   FINANCE COSTS
   Interest payable on bank and other loans and
   finance charges payable under finance leases and
   hire purchase contracts                                               51           58           164          192
   Interest capitalised
   Total finance costs                                                   51           58           164          192

   FINANCE INCOME
   Bank interest receivable                                              24           15            67           55
   Total finance income                                                  24           15            67           55

   FINANCING INCOME AND EXPENSE RELATING TO PENSIONS
   Net financing expense/(income) relating to pensions                    4           11            12           33
   Amortisation of actuarial (gains)/losses on pensions
   Total financing income and expense relating to pensions                4           11            12           33

   Retranslation (charges)/credits on currency borrowings               (3)           59          (13)           70


3  PROFIT/(LOSS) ON SALE OF FIXED ASSETS AND INVESTMENTS
                                                                      Three months ended          Nine months ended
                                                                             December 31                December 31
                                                                  2005 GBPm    2004 GBPm     2005 GBPm    2004 GBPm
   Net profit on disposal of investment in Qantas                                                                86
   Net profit/(loss) on the disposal of property, plant
   and equipment                                                          2            1                        (4)
                                                                          2            1                         82


4  TAX

The tax charge for the quarter is GBP41 million of which GBP11 million represents deferred tax in the UK and GBP30 million current UK tax.



5   EARNINGS/(LOSS) PER SHARE

Basic earnings per share for the quarter ended December 31, 2005 are calculated on a weighted average of 1,128,475,000 ordinary shares (December 2004:
1,071,112,000; March 2005: 1,071,126,000) as adjusted for shares held for the purposes of employee share ownership plans including the Long Term Incentive Plan. Diluted earnings per share for the quarter ended December 31, 2005 are calculated on a weighted average of 1,138,143,000 ordinary shares (December 2004: 1,119,111,000; March 2005: 1,126,485,000).

The number of shares in issue at December 31, 2005 was 1,130,882,000 (December 31, 2004: 1,082,903,000; March 31, 2005: 1,082,903,000) ordinary shares of 25 pence each.




NOTES TO THE ACCOUNTS (unaudited) (Continued)
For the period ended December 31, 2005


6   RECONCILIATION OF MOVEMENT IN NET DEBT TO CHANGES IN CASH FLOWS
                                                                                                  Nine months ended
                                                                                                        December 31
                                                                                             2005 GBPm    2004 GBPm
    Increase/(decrease) in cash and cash equivalents during the period                             396        (613)
    Net cash used in repayment of long-term borrowings                                             281          745
    Increase in interest bearing deposits                                                           29          770
    Change in net debt resulting from cash flows                                                   706          902
    New finance leases taken out and hire
    purchase arrangements made                                                                     (7)          (8)
    Conversion of Convertible Capital Bonds 2005                                                   112
    Exchange movements                                                                            (67)           70
    Movement in net debt during the period                                                         744          964
    Net debt at April 1                                                                        (2,922)      (4,158)
    Net debt at period end                                                                     (2,178)      (3,194)


Net debt comprises the current and non-current portions of long-term borrowings, convertible long-term borrowings and overdrafts, less cash and cash equivalents plus interest-bearingshort-term deposits.


7  ANALYSIS OF LONG-TERM BORROWINGS
                                                                             December 31   December 31     March 31
                                                                               2005 GBPm     2004 GBPm    2005 GBPm
   Interest bearing long-term borrowings comprise:
   Loans                                                                           1,081         1,064        1,105
   Finance Leases                                                                  1,452         1,762        1,493
   Hire purchase arrangements                                                      1,261         1,579        1,447

                                                                                   3,794         4,405        4,045

   Current portion of long-term borrowings comprise:
   Loans                                                                              62            95           63
   Finance Leases                                                                    121           105           96
   Hire purchase arrangements                                                        310           291          288

                                                                                     493           491          447

8  RESERVES
                                                                             December 31   December 31     March 31
                                                                               2005 GBPm     2004 GBPm    2005 GBPm
   Balance at April 1                                                                940           557          557
   Transitional effects from the adoption of IAS 39 and IAS 32                       183
   Profit for the period                                                             384           386          392
   Distributions to perpetual preferred security holders                            (10)          (10)         (14)
   Conversion of Convertible Capital Bonds 2005                                      100
   Exchange and other movements                                                    (138)           (1)            5

                                                                                   1,459           932          940



9 The figures for the three months and nine months ended December 31, 2005 and 2004 are unaudited and do not constitute full accounts within the meaning of
Section 240 of the Companies Act 1985. The financial statements for the year ended March 31, 2005 have been delivered to the Registrar of Companies and on which the auditors have issued an unqualified audit report and did not contain a statement under Section 237 of the Companies Act 1985.




INDEPENDENT REVIEW REPORT TO BRITISH AIRWAYS Plc



Introduction

We have been instructed by the Company to review the financial information for the three months and nine months ended December 31, 2005, which comprises the Consolidated Income Statement, Consolidated Balance Sheet, Consolidated Cash Flow Statement and Notes to the Accounts. We have read the other information contained in the interim results and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with guidance contained in Bulletin 1999/4 'Review of Interim Financial Information' issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.



Directors' responsibilities

The interim results, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority.

As disclosed in note 1, the next annual financial statements of the Group will be prepared in accordance with those IFRSs adopted for use by the European Union.

The accounting policies are consistent with those that the directors intend to use in the next financial statements. There is, however, a possibility that the directors may determine that some changes to these policies are necessary when preparing the full annual financial statements for the first time in accordance with those IFRS adopted for use by the European Union.



Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit.

Accordingly we do not express an audit opinion on the financial information.



Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the three months and nine months ended December 31, 2005.




Ernst & Young LLP

London



February 2, 2006




UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) INFORMATION (unaudited and for information only)

The accounts have been prepared in accordance with the measurement and recognition requirements of International Financial Reporting Standards (IFRS) which differ in certain respects from those generally accepted in the United States.

The comparatives have been restated to recognise the adoption of IFRS by the group.




The adjusted net income/(loss) and shareholders' equity applying US GAAP are set out below:


                                                                      Three months ended          Nine months ended
                                                                             December 31                December 31
                                                                  2005 GBPm    2004 GBPm     2005 GBPm    2004 GBPm
Profit for the period attributable to equity
holders of the parent as reported in the
Group income statement                                                  117          115           371          376
US GAAP adjustments                                                   (130)        (132)         (257)        (150)
Net income/(loss) as so adjusted to
accord with US GAAP                                                    (13)         (17)           114          226

Net income/(loss) per Ordinary Share
as so adjusted
Basic                                                                (1.2)p       (1.6)p         10.3p        21.1p
Diluted                                                              (1.2)p       (1.6)p         10.2p        20.7p

Net income/(loss) per American Depositary Share
as so adjusted
Basic                                                                 (12)p        (16)p          103p         211p
Diluted                                                               (12)p        (16)p          102p         207p


                                                                                           December 31     March 31
                                                                               2005 GBPm     2004 GBPm    2005 GBPm

Shareholders' equity
as reported in the Group balance sheet                                             1,740         1,176        1,185
US GAAP adjustments                                                                  436           852          759
Shareholders' equity
as so adjusted to accord with US GAAP                                              2,176         2,028        1,944


Net income for the three months ended December 31, 2004 and the nine months ended December 31, 2004, as reported under US GAAP, has been adjusted by approximately GBP(2) million and GBP16 million respectively, to reflect the quarterly impact of adjustments made during the 4th quarter of the year.

Shareholders' equity as at December 31, 2004 as reported under US GAAP has been adjusted by GBP16 million which reflects the cumulative impact of the adjustments.



AIRCRAFT FLEET
(unaudited and for information only)

                             Number in service with Group companies at December 31, 2005

                               On Balance Sheet      Off Balance        Total   Changes Since        Future   Options
                                       aircraft   Sheet Aircraft     December  September 2005    deliveries
                                                                         2005
AIRLINE OPERATIONS  (Note 1)                                                                       (Note 7)
Boeing 747-400                         57                                57
Boeing 777                             40                3               43
Boeing 767-300                         21                                21
Boeing 757-200                         13                                13
Airbus A319 (Note 2)                   21               12               33                                     36
Airbus A320 (Note 3)                    9               18               27          1              7
Airbus A321                             7                                 7                         3
Boeing 737-300                                           5                5
Boeing 737-400 (Note 4)                19                                19          1
Boeing 737-500                                           9                9
Turboprops (Note 5)                                      8                8
Embraer RJ145                          16               12               28
Avro RJ100 (Note 6)                                     15               15         (1)
British Aerospace 146                   4                                 4
GROUP TOTAL                           207               82              289          1             10           36


Notes:

1. Includes those operated by British Airways Plc and British Airways CitiExpress Ltd.

2. Certain future deliveries and options include reserved delivery positions, and may be taken as any A320 family aircraft.

3.  Includes 1 Airbus A320 returned to service from sub-lease to GB Airways.

4.  Includes 1 Boeing 737-400 returned to service from sub-lease to Air One.

5. Comprises 8 de Havilland Canada DHC-8s. Excludes 5 British Aerospace ATPs stood down pending return to lessor and 12 Jetstream 41s sub-leased to Eastern Airways.

6.  Excludes 1 Avro RJ100 sub-leased to Swiss.

7. Future deliveries have increased by 4 to 10 to replace 10 A320 aircraft due to leave the fleet from 2007.